CUSIP NO. 453841 20 7      Page 7


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                  INDEPENDENT BANKSHARES, INC.
                        (Name of Issuer)

             Common Stock, par value $0.25 per share
                 (Title of Class of Securities)

                           453841 20 7
                         (CUSIP Number)

                       BRYAN W. STEPHENSON
                       547 Chestnut Street
                      Abilene, Texas  79602
                          (915)677-5550
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            12/31/99
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [  ]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO. 453841 20 7              Page 2


(1)  Name of Reporting Person                 Bryan W. Stephenson
     S.S. No. of Above Person
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(2)  Check the Appropriate Box if a                      (a) [  ]
     Member of a Group*                                  (b) [  ]
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(3)  SEC Use Only
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(4)  Source of Funds*                                          PF
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(5)  Check Box if Disclosure of Legal                        [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
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(6)  Citizenship                                           U.S.A.
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Number of Shares
Beneficially
owned by each
reporting person
with:                    (7)  Sole Voting Power            81,714
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                    (8)  Shared Voting Power               26,852
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                    (9)  Sole Dispositive Power            69,041
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                    (10) Shared Dispositive Power          39,525
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(11) Aggregate Amount Beneficially Owned                              108,566
     by Each Reporting Person
-----------------------------------------------------------------

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*
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(13) Percent of Class Represented by                         4.8%
     Amount in Row (11)
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(14) Type of Reporting Person*                                 IN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS

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CUSIP NO. 453841 20 7              Page 3


                AMENDMENT NO. 3 TO SCHEDULE 13D
                  Filed Pursuant to Rule 13d-2


                     INTRODUCTORY STATEMENT

     This amended statement ("Amendment No. 3") is filed by Bryan
W. Stephenson (the "Reporting Person") relating to shares of Common Stock, $.25 par value per share (the "Common Stock"), of Independent Bankshares, Inc. (the "Issuer" or the "Company") and amends Amendment No. 2 to Schedule 13D previously filed by the Reporting Person. This Amendment No. 3 effectively terminates the
Section 13(d) reporting obligations of the Reporting Person because the Reporting Person is currently the beneficial owner of less than 5% of the Common Stock due to the fact of issuance of additional shares of Common Stock by the Issuer. This Amendment No. 3 amends and supplements Amendment No. 2 to Schedule 13D previously filed by the Reporting Person.

Item 1.   Security and Issuer.

     Amendment No. 3 relates to the Common Stock, of the Issuer.
The Issuer has its principal executive offices located at 547
Chestnut Street, Abilene, Texas 79602.

Item 2.   Identity and Background.

               (a) - (b) This Statement is filed by Bryan W.
                         Stephenson, an individual resident of
                         the State of Texas, as the Reporting
                         Person. The business address and principal office address of the Reporting Person is 547 Chestnut Street, Abilene, Texas 79602.

               (c)       The Reporting Person is the President
                         and Chief Executive Officer of the Issuer.

               (d) - (e) During the last five (5) years, the
                         Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations

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CUSIP NO. 453841 20 7              Page 4


                         of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     This Statement is being filed as a result of a decrease in the percentage of Common Stock beneficially owned by the Reporting Person primarily as a result of the issuance of additional shares of Common Stock by the Issuer at various times since the filing of Amendment No. 2 (i.e., in an underwritten offering to the public and upon conversion of certain derivative securities). Specifically, the decrease occurred primarily as a result of the sale of 230,000 shares of Common Stock by the Issuer in an underwritten public stock offering and the conversion during 1998 and 1999 of the remaining 5,590 shares of the Issuer's Series C Cumulative Convertible Preferred Stock owned by other shareholders of the Issuer into a total of 128,384 additional shares of Common Stock.

     Other Transactions. Since the filing of Amendment No. 2, the Reporting Person also acquired beneficial ownership of 1,458 shares of Common Stock as a result of various allocations under the Issuer's Employee Stock Ownership/401(k) Plan (the
"ESOP/401(k) Plan").

Item 4.   Purpose of Transaction.

     As explained in Item 3, due to increases in the Issuer's outstanding Common Stock, the Reporting Person's ownership of outstanding Common Stock of the Issuer has dropped below 5%.

     The Reporting Person's present intent is to hold the Common Stock owned by him for investment purposes only. Whether the Reporting Person purchases any additional shares of Common Stock, and the amount, method and timing of any such purchase, will depend upon the Reporting Person's continuing assessment of pertinent factors, including, among other things, the availability of such shares for purchase or acquisition at acceptable price levels and/or upon acceptable terms; the business and prospects of the Reporting Person and the Issuer and other business and investment opportunities available to the Reporting Person;

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CUSIP NO. 453841 20 7              Page 4

economic conditions; money market and stock market conditions; the attitude and actions of other stockholders of the Issuer; the availability and nature of opportunities to dispose of Common Stock; the availability of funds or financing for additional purchases; regulatory and other legal considerations; and other plans and requirements of the Reporting Person. Depending upon his assessment of these factors from time to time, the Reporting Person may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases or otherwise) or to dispose of some or all of the Common Stock beneficially owned by him. However, neither the timing nor the circumstances of future acquisitions or dispositions has been determined at the date hereof. The Reporting Person intends to exercise his rights as a shareholder to vote for or against any matter in accordance with his best interests.

Item 5.   Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person as of the date of filing this Statement is 108,566 shares, constituting approximately 4.8% of the outstanding Common Stock of the Issuer.

     (b) The Reporting Person has the sole power to vote 81,714 shares of Common Stock.

     The Reporting Person shares the power to vote 26,852 shares of Common Stock with Mrs. Stephanie Stephenson, the Reporting Person's spouse. Mrs. Stephenson's residence address is 1413 Tanglewood, Abilene, Texas 79605. During the last five (5) years, Mrs. Stephenson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor was she a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, she was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person has the sole power to dispose of 69,041 shares of Common Stock.

     The Reporting Person shares the power to dispose of 26,852 shares of Common Stock with Mrs. Stephenson and an additional
12,673 shares of Common Stock with the ESOP/401(k) Plan.  The

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CUSIP NO. 453841 20 7              Page 5


ESOP/401(k) Plan's business address is 547 Chestnut Street,
Abilene, Texas 79602.

     (c) Except as specified herein, the Reporting Person has effected no other transactions in the shares of Common Stock of the Issuer during the past 60 days.

     (d) Mrs. Stephenson individually, and the Reporting Person and Mrs. Stephenson jointly, have the right to receive any dividends or proceeds from the sale of 25,277 shares and 1,575 shares respectively of Common Stock. The ESOP/401(k) Plan has the right to receive any dividends or proceeds from the sale of 13,060 shares of Common Stock.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer.

               Not applicable.

Item 7.   Material to be Filed as Exhibits.

               Not applicable.


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CUSIP NO. 453841 20 7              Page 6

                           SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 14, 2000



                              By:  /s/ BRYAN W. STEPHENSON
                                   -----------------------------
                                   Bryan W. Stephenson


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (see 18 U.S. C. 1001).